# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ballard Power Systems Inc., CIK 0001453015
CUSIP: 058586108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 9000 Glenlyon Parkway, Burnaby, British Columbia, British Columbia Canada (A1), V5J 5J8
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0002095418
Persons authorized to receive notices and communications: Yunyun HU, 2102-03 China Merchants Twr, Shun Tak, Ctr,168-200 Connaught Rd Central, Hong Kong, Hong Kong (K3), 000000, 852 22953686

## Reporting persons
- Weichai Power Hong Kong International Development Co., Limited (CIK 0002095418): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 39,252,826; sole dispositive power 0; shared dispositive power 39,252,826; aggregate amount beneficially owned 39,252,826 (13.02% of the class)
  Comment: The percentage of class of securities is calculated by dividing the number of Common Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) by a total of 301,475,849 issued and outstanding Common Shares of the Issuer (as defined below), as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 5, 2026.
- Weichai Power Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 39,252,826; sole dispositive power 0; shared dispositive power 39,252,826; aggregate amount beneficially owned 39,252,826 (13.02% of the class)
  Comment: The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.
- Shandong Heavy Industry Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 39,252,826; sole dispositive power 0; shared dispositive power 39,252,826; aggregate amount beneficially owned 39,252,826 (13.02% of the class)
  Comment: The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Ballard Power Systems Inc.
Address of issuer's principal executive offices: 9000 Glenlyon Parkway, Burnaby, British Columbia, British Columbia Canada (A1), V5J 5J8
Comment: This Amendment No. 1 amends the statement on the Schedule 13D originally filed by the Reporting Persons on November 23, 2018. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended in its entirety as follows:

This Schedule 13D is being filed by each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Weichai Power Hong Kong International Development Co., Limited ("Weichai Hong Kong"), a company incorporated in Hong Kong with limited liability;

(ii) Weichai Power Co., Ltd. ("Weichai Power"), a joint stock limited company incorporated in the People's Republic of China with limited liability; and

(iii) Shandong Heavy Industry Group Co., Ltd. ("SHIG"), a company incorporated in the People's Republic of China with limited liability.

The address of the principal business office of Weichai Hong Kong is Unit 2102-03 China Merchants Tower, Shun Tak Center, 168-200 Connaught Road Central, Hong Kong.

The address of the principal business office of Weichai Power is Section A 197, Fu Shou East Street, High Technology Industrial Development Zone, Weifang, Shandong Province, The People's Republic of China, 261061.

The address of the principal business office of SHIG is #40-1 Yanzi Shan West Road, Jinan, Shandong, The People's Republic of China, 250014.

The principal business of Weichai Hong Kong is development of vehicle parts, engineering and trading.

The principal business of Weichai Power is to operate in the following three main business segments: (i) powertrains, complete vehicles and machines and key components, (ii) intelligent logistics, and (iii) agricultural equipment.

The principal business of SHIG is to operate in the following three main business segments: (i) investment and corporation management; (ii) organize, coordinate and manage the operation of subsidiaries; and (iii) development, manufacture, and sale of combustion engines and its ancillary facilities, engineering machineries and other mechanical equipment and components.

With respect to each of the Reporting Persons, the names of each of the executive officers and directors or persons holding equivalent positions of such Reporting Person and their respective principal business address, principal occupation or employment and citizenship are provided on Schedule A to this Schedule 13D, which is incorporated herein by reference.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended in its entirety as follows:

The information contained in Item 2(a) above is herein incorporated by reference
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended in its entirety as follows:

The information contained in Item 2(a) above is herein incorporated by reference
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended in its entirety as follows:

During the last five years, neither any Reporting Person nor, to any Reporting Person's knowledge, any executive officer or director or person holding equivalent positions of the Reporting Persons (each as listed in Schedule A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended in its entirety as follows:

The information contained in Item 2(d) above is herein incorporated by reference.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended in its entirety as follows:

The citizenship of each director or executive officer or person holding equivalent positions of the Reporting Persons is set forth in Schedule A hereto, which is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended in its entirety as follows:

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On August 29, 2018, Weichai Power and the Issuer entered into that certain Subscription Agreement (the "Weichai Subscription Agreement"). In connection with the Weichai Subscription Agreement, Weichai Hong Kong and the Issuer entered into that certain Investor Rights Agreement, dated as of November 13, 2018, as amended and restated by that certain Investor Rights Agreement, dated as of April 8, 2020, between Weichai Hong Kong and the Issuer (the "Investor Rights Agreement").

On November 13, 2018 (the "Closing Date"), pursuant to the Weichai Subscription Agreement, the Issuer issued to Weichai Power 46,131,712 Common Shares (the "Subscription Shares") for an aggregate purchase price of approximately $163.6 million, or $3.5464 per share of Common Share. Weichai Power has designated Weichai Hong Kong to acquire and hold the Subscription Shares.

The source of the funds used to purchase the Subscription Shares was through working capital of the Reporting Persons and proceeds from a $49.09 million loan from Australia and New Zealand Banking Group Limited to Weichai Hong Kong (the "ANZ Loan") and a $49.09 million loan from Standard Chartered Bank (Hong Kong) Limited to Weichai Hong Kong (the "SC Loan"), respectively.

The summary contained herein of the Weichai Subscription Agreement, the ANZ Loan and the SC Loan is not intended to be complete and is qualified in its entirety by reference to the Weichai Subscription Agreement, the ANZ Loan and the SC Loan, copies of which are filed as Exhibit B, D and E hereto, respectively, and which are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Persons acquired securities of the Issuer for investment purposes.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement, for so long as Weichai Hong Kong beneficially owns a number of Common Shares that is equal to at least 15% of the total outstanding Common Shares of the Issuer, Weichai Hong Kong will be entitled to designate two (2) individuals for appointment or election to the Issuer's board of directors (the "Board"). Such directors appointed by Weichai Hong Kong must resign within 10 business days after Weichai Hong Kong ceases to beneficially own at least 15% of the total outstanding Common Shares of the Issuer. As of May 8, 2026, Weichai Hong Kong beneficially owned less than 15% of the total outstanding Common Shares of the Issuer. As a result, Michael Chen and Huajie Wang, two directors appointed by Weichai Hong Kong, will resign from the Board of the Issuer within 10 business days after May 8, 2026. Upon the resignation of such directors, no director of the Issuer will be appointed by Weichai Hong Kong.

The Investor Rights Agreement also contains restrictions on dispositions which prohibit Weichai Hong Kong from selling or transferring the Subscription Shares for a period of two (2) years following the Closing Date, subject to customary exceptions for transfers to affiliates and participation in material transactions involving the Issuer. Such restrictions on disposition have expired as of November 12, 2020.

The Investor Rights Agreement also contains customary standstill restrictions which prohibit Weichai Hong Kong from acquiring beneficial ownership of additional Common Shares or taking other specified actions with respect to the Issuer for two (2) years following the Closing Date. Such standstill restrictions have expired as of November 12, 2020.

The Investor Rights Agreement also provides Weichai Hong Kong with anti-dilution rights to maintain its ownership position in the Issuer, pursuant to which Weichai Hong Kong has a right to purchase a pro rata portion of any new issue of securities, or at-the-market offering of securities, issued by the Issuer, including Common Share and convertible share (excluding certain excepted issuances).

The Investor Rights Agreement also provides a superior proposal right pursuant to which the Issuer must notify Weichai Hong Kong if it receives an acquisition proposal from a third party which will constitute a change of control transaction and determines it could constitute a transaction that it recommends to its shareholders. Within 20 business days upon notice, Weichai Hong Kong has a right to submit a superior proposal to compete against the third-party offer, or it will choose to support the proposed transaction.

The foregoing descriptions of the Weichai Subscription Agreement, the Investor Rights Agreement, and the transactions contemplated thereby, are not intended to be complete and are qualified in their entirety by reference to the Weichai Subscription Agreement, the original Investor Rights Agreement, and the amended and restated Investor Rights Agreement, copies of which are filed as Exhibit B, C, F hereto, respectively, and which are incorporated herein by reference.

In their capacity as a significant shareholder of the Issuer, the Reporting Persons may take an active role in working with the Issuer's management on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the terms of the Weichai Subscription Agreement and the Investor Rights Agreement, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law and the terms of the Weichai Subscription Agreement and Investor Rights Agreement, any transactions that the Reporting Persons may pursue may be made at any time and from time to time, with or without prior notice, and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the actions specified in clauses 4(a) - (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

Number of Shares
Power to Vote Power to Dispose
No of Securities Percent of
Reporting Person Beneficially Owned Sole Shared Sole Shared(1) Class(2)

Weichai Hong Kong 39,252,826 0 39,252,826 0 39,252,826 13.02%
Weichai Power 39,252,826 0 39,252,826 0 39,252,826 13.02%
SHIG 39,252,826 0 39,252,826 0 39,252,826 13.02%
Total(3) 39,252,826 0 39,252,826 0 39,252,826 13.02%
(all Reporting Persons)

1 Weichai Hong Kong is the direct and record owner of 39,252,826 Common Shares and shares the power to vote and the power to dispose of all of such Common Shares with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai Hong Kong's parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power's board of directors.

2 The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.

3 The Reporting Persons disclaim membership in a group.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended in its entirety as follows:

The information contained in Item 5(a) above is herein incorporated by reference.
Transactions in the class effected during the past sixty days:
Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

During the past sixty days, Weichai Hong Kong sold an aggregate of 6,878,886 Common Shares in open market transactions as follows:

Date Number of Common Shares Sold Price per Common Share

05/08/2026 2,111,111 $4.2742
05/11/2026 2,399,353 $4.1767
05/12/2026 2,368,422 $4.2167
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

In addition, Weichai Power and the Issuer established a joint venture company, Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai-Ballard JV"), located in Weifang, Shandong Province, China, with Weichai Power holding 51% interest, and the Issuer indirectly holding 49% interest. Weichai-Ballard JV's business is to manufacture certain fuel cell products utilizing Ballard's liquid cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of May 13, 2026, a copy of which is attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as referenced above or as described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended in its entirety as follows:

Exhibit A Amended and Restated Joint Filing Agreement, dated as of May 13, 2026, by and among Weichai Power Hong Kong International Development Co., Limited, Weichai Power Co., Ltd. and Shandong Heavy Industry Group Co., Ltd.

Exhibit B The Subscription Agreement, dated as of August 29, 2018, by and between Ballard Power Systems Inc. and Weichai Power Co., Ltd. (incorporated by reference to Exhibit 99.2 of the Issuer's Report on Form 6-K filed with the SEC on September 4, 2018)

Exhibit C The Investor Rights Agreement, dated as of November 13, 2018, by and between Ballard Power Systems Inc. and Weichai Power Hong Kong International Development Co., Limited (incorporated by reference to Exhibit C of the Reporting Person's Schedule 13D filed with the SEC on November 23, 2018)

Exhibit D The Facility Letter, dated as of September 28, 2018, by and between Australia and New Zealand Banking Group Limited and Weichai Power Hong Kong International Development Co., Limited (incorporated by reference to Exhibit D of the Reporting Person's Schedule 13D filed with the SEC on November 23, 2018)

Exhibit E The Facility Letter, dated as of October 24, 2018, by and between Standard Chartered Bank (Hong Kong) Limited and Weichai Power Hong Kong International Development Co., Limited (incorporated by reference to Exhibit E of the Reporting Person's Schedule 13D filed with the SEC on November 23, 2018)

Exhibit F The Investor Rights Agreement, dated as of April 8, 2020, which amends and restates the Investor Rights Agreement dated as of November 13, 2018, by and between Ballard Power Systems Inc. and Weichai Power Hong Kong International Development Co., Limited

Exhibit G The Power of Attorney of Weichai Power Co., Ltd., dated as of December 19, 2025, appointing Chenglong Sun as its authorized representative in respect of the filing of Schedule 13D amendments

Exhibit H The Power of Attorney of Shandong Heavy Industry Group Co., Ltd., dated as of December 19, 2025, appointing Chenglong Sun as its authorized representative in respect of the filing of Schedule 13D amendments

## Signatures
- Weichai Power Hong Kong International Development Co., Limited: /s/ Yunyun Hu, Yunyun Hu/Director (05/13/2026)
- Weichai Power Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun/Authorized Representative (05/13/2026)
- Shandong Heavy Industry Group Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun/Authorized Representative (05/13/2026)